Exhibit 3.1



                 Amendment of Bylaws of Longview Fibre Company

On November 29, 2005, effective January 1, 2006, Article XII of the bylaws of Longview Fibre Company was amended to read in its entirety as follows:

                                  Fiscal Year

                  The fiscal year of the corporation shall comprise twelve months ending on the 31st day of December of each year. The Board of Directors may from time to time by resolution change the fiscal year of the corporation.